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                       Securities and Exchange Commission
                             Washington, D.C. 20549




                                    Form 6-K




                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d/16 of
                       the Securities Exchange Act of 1934




                                    May 2003



                                   AEGON N.V.



                                  50 AEGONplein
                                2591 TV THE HAGUE
                                 The Netherlands

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AEGON's press release dated May 6, 2003 containing a discussion of our first quarter results is included as an exhibit to this Form 6-K and incorporated herein by reference. Our discussion of our first quarter results as well as our full year results for 2002 includes comparative information presented in USD for our results in the Americas and in GBP for our results in the United Kingdom, which management believes is useful to investors because those businesses operate and are managed primarily in those currencies.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           AEGON N.V.
                                           -------------------------------------
                                           (Registrant)

Date: May 6, 2003                      By  E.Lagendijk
                                           -------------------------------------
                                           E. Lagendijk
                                           Senior Vice President and
                                           General Counsel